82-3089

BPI Industries Inc.

CDNX SYMBOL : BPR

510 Burrard Street, Suite 910, Vancouver, B.C. V6C 1V5

Tel : 604-685-8688 Fax : 604-683-1797

www.bpi-industries.com

02 MAR -1 AM 8:20

02015530

NEWS RELEASE

..., February 4, 2002

SUPPL

BPI Industries Inc. (CDNX symbol: BPR) is pleased to announce that Dan Anderson has joined the Company as Manager, Property Acquisitions. Mr. Anderson has over 25 years of applicable oil & gas and real estate experience having held positions as a Land Department Manager in the Oil and Gas Industry with John Carey Oil Company, Inc.; Manager of Marketing and Development with Prairieland Development, Inc. and as President of his own Oil & Gas Investment Consulting Company and a Real Estate Development Company as well. Most recently, Mr. Anderson has worked with DeMier Oil in securing oil, gas and coalbed methane leases in central and southern Illinois as well as easements for pipeline right-of-ways. He brings a keen understanding of the oil, gas and coalbed methane business in the Illinois Basin, leasing terms and agreements and the workings of Land Titles and Registrar Offices on both a local and State level. He additionally will stress a well-founded awareness of landowner relations as the Company moves forward with its Illinois Basin Methane Project.

Mr. Anderson will be responsible for overseeing the clear identification of all property rights including those in the Upper Level Coals as well as the deeper New Albany Shale, entitled to BPI under its current lease with American Premier Underwriters (APU). Mr. Anderson will also seek to identify other CBM rights held by APU in the Illinois Basin outside of the current 43,000 acre parcel to which BPI is also entitled under its current Lease Agreement with APU.

Further, Mr. Anderson will be responsible for identifying additional prospective acreage in the Illinois Basin for evaluation and potential acquisition by BPI.

Mr. Anderson has held and holds a number of securities licenses as well as Illinois Real Estate Sales Agent and Brokers Licenses. He is also affiliated with the International Association of Financial Planners, Illinois Oil and Gas Association, National Association of Securities Dealers, Illinois Association of Realtors and the American Association of Financial Planners.

About BPI Industries Inc.

BPI Industries is a Canadian, publicly listed, Oil and Gas Exploration Company. Its principal asset is a contiguous 43,000 acre coal bed methane property in the southern portion of the Illinois Basin. The Company has invested in excess of US$4 million in the process of evaluating and defining a natural gas reserve. There are two major gas pipelines, the Texas Eastern Transmission Corp. and the Trunkline Gas Company, that cross the acreage providing a ready market for future gas production. The common shares of the Company trade on the Canadian Venture Exchange under the symbol "BPR".

ON BEHALF OF THE BOARD OF DIRECTORS

"James G. Azlein"

James G. Azlein, President

For Further Information Contact
800-803-3204 or 604-685-8688
info@bpi-industries.com

3/7